October 3, 2007
United States Securities and Exchange Commission
Attention: John Cash
100 F Street, NE
Washington, D.C. 20549-7010

RE:	Calamos Asset Management, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Form 10-Q for the Fiscal Quarter Ended March 31, 2007
Form 10-Q for the Fiscal Quarter Ended June 30, 2007
File No. 000-51003
Dear Mr. Cash:
On behalf of Calamos Asset Management, Inc. (the “Company”), set forth below are the comments of the staff of the Securities and Exchange Commission (the “Commission”) received in your letter dated September 26, 2007 relating to your review of the Company’s Form 10-K for the fiscal year ended December 31, 2006 and Form 10-Q for the fiscal quarters ended March 31, 2007 and June 30, 2007. Each comment is followed by the Company’s response to that comment.
By its responses contained herein, the Company believes that it has addressed all of the comments of the staff of the Commission.
Form 10-K for the Fiscal Year Ended December 31, 2006
Management’s Discussion and Analysis, page 24
Liquidity and Capital Resources, page 42
1.	In future annual and quarterly filings, please revise your liquidity and capital resources section to include disclosure of the most restrictive debt covenants contained in your senior unsecured notes and your compliance with them, quantified, to the extent applicable.
Beginning with our Form 10-Q for the period ended June 30, 2007, the Company added disclosure with respect to all significant covenants, including the limitation on subsidiary indebtedness covenant, governing our senior unsecured notes on page 18 of the Liquidity and Capital Resources discussion within the Management Discussion and Analysis.

Mr. John Cash
October 3, 2007

On a quarterly basis, beginning with the Company’s Form 10-Q for the period ended September 30, 2007, the Company will include disclosure with respect to our compliance with these covenants.
Critical Accounting Policies and Estimates, page 44
2.	We note that you consolidate Calamos Holdings LLC because you operate and control all of its business and affairs. We also note that you consolidate Calamos Equity Opportunities Fund LP and Calamos Market Neutral Opportunities Fund LP and that you do not consolidate other funds. It appears to us that you should revise future filings to disclose and discuss your consolidation policy as a critical accounting policy.
The Company understands that critical accounting policies are those that are material because they require management to make subjective or complex judgments to account for matters that are highly uncertain.
The consolidation of the financial results of Calamos Holdings LLC (“Holdings”) with our own financial results is based on the Company acting as sole manager of Holdings and is supported by the primary guidance as set forth in AICPA Statement of Position No. 78-9, Accounting of Investments in Real Estate Ventures (SOP 78-9). The Company also notes that if the LLC structure were evaluated as a corporate entity, the Company’s control of Holdings would require consolidation as prescribed by Accounting Research Bulletin No. 51, Consolidated Financial Statements (ARB 51) and Statement of Financial Accounting Standards No. 94, Consolidation of All Majority-Owned Subsidiaries (SFAS 94). The Company consolidates Calamos Equity Opportunities Fund LP and Calamos Market Neutral Opportunities Fund LP (collectively “Partnerships”) because substantially all the activities of these partnerships are conducted on behalf of the Company and its related parties, as prescribed in FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46(R)). No other Company sponsored investment vehicles meet the consolidation criteria as contemplated within the accounting pronouncements.
Since we have determined our consolidation is under the interpretation of the accounting pronouncements as described above and because management does not make complex or subjective judgments with respect to the consolidation of these entities with our results, the Company does not believe that our consolidation policy is a critical accounting policy.
Financial Statements and Supplementary Data, page 47
Note 5 — Investment Securities, page F-16

Mr. John Cash
October 3, 2007

3.	In regard to your disclosures related to investment securities, please revise future filings to:
•	Address the underlying nature of the assets in affiliated mutual funds;

•	Clarify the amount of unrealized gains and losses allocated to the minority interest; and

•	Revise future quarterly filings to include the disclosures required by SFAS 115 and the additional disclosures noted above.
With regard to the disclosure related to investment securities:
•	The Company will revise prospective filings to include the following or substantially similar disclosure regarding the nature of the funds:
Affiliated Mutual Funds
Equity
Balanced
Convertible
High Yield
Alternative
Total Affiliated Mutual Funds
•	As with all assets and liabilities owned by Holdings, the unrealized gains and losses from investment securities are allocated to (i) the Company and (ii) Calamos Family Partners, Inc. and John P. Calamos, Sr., collectively, based upon their underlying ownership percentages of Holdings membership units, 22.6% and 77.4%, respectively at June 30, 2007. The Company believes it to be impractical to disclose the minority interest’s ownership in each asset and liability; instead, the Company reports the minority interest, on a net basis for all assets and liabilities, as its own line item above stockholders’ equity on its statement of financial condition. Further, the Company details the changes in minority interest that result from changes in unrealized gains and losses on available-for-sale securities in footnote 9 on page F-18 of its Annual Report on Form 10-K for the period ended December 31, 2006 and footnote 8 on page 10 of its Form 10-Q for the period ended June 30, 2007.

•	On a quarterly basis, beginning with the Company’s Form 10-Q for the period ended September 30, 2007, the Company will include the disclosures required by SFAS 115, including a breakout of the affiliated mutual funds as shown above.
Note 6 — Partnership Investments, page F-17
4.	In regard to your disclosures related to partnership investments, please explain to us, and revise future filings to disclose, your accounting basis for the net presentation. In addition, please revise future filings to:
•	Address the underlying nature of the assets in securities owned; and

•	Include all the disclosures required by SFAS 115.

Mr. John Cash
October 3, 2007

The Company’s intention of presenting the effects of the partnership securities on a net basis is to provide greater transparency of the results of the Company’s core operations. Further, the Company believes the impact of net presentation, as well as the results of the Partnerships, to be immaterial when reviewing the financial statements in their entirety for the periods under review.
Beginning with our Form 10-Q for the period ended June 30, 2007, the Company provided within footnote 3 on page 7 the detailed line items of the Partnerships that are consolidated in its net presentation. In doing so, the Company believes that the reader is provided more transparency than otherwise achieved through consolidation. The Company will continue to provide these or substantially similar disclosures in future quarterly and annual filings, so long as the criteria to consolidate the Partnerships are met.
The Company does not believe that its investment in partnerships represent an equity security or certain investments in debt as addressed by SFAS 115 as there are no readily determinable fair values; therefore, the Company does not believe that the disclosures required by SFAS 115 apply to our investments in Partnerships.
Form 10-Q for the Fiscal Quarter Ended June 30, 2007
Management’s Discussion and Analysis, page 24
Results of Operations, page 14
5.	We note that you presented measures that you identify as operating expenses, as adjusted, operating income, as adjusted, and net income, as adjusted. It appears to us that these non-GAAP measures may not comply with Item 10 of Regulation S-K and should not be included in future filings.
The Company believes that items reflected as non-GAAP financial measures meet the definitions set forth by Item 10 of Regulation S-K and that the presentation, reconciliation and disclosure of non-GAAP financial measures as presented in our Form 10-Q for the period ended June 30, 2007 complies with the requirements as contemplated by Item 10(e)(1)(i) of Regulation S-K. Further, the Company believes that the presentation complies with Item 10(e)(1)(ii) as the measures are not non-GAAP liquidity measures, and given the nature of the charges, management does not believe that these charges are reasonably likely to recur within the next two years.
6.	Please revise future filings to provide a more comprehensive explanation of the factors that resulted in you incurring the termination and structuring fees during 2007 and a more comprehensive discussion of the expected impact on future results.
Beginning with the Company’s Form 10-Q for the period ended September 30, 2007, the Company will add the following or substantially similar disclosure within its Management Discussion and Analysis:
Our decision to introduce a new closed-end fund is generally a function of the receptiveness of the capital markets, our investment strategies and capabilities, and the financial viability of a proposed product. If a new closed-end fund is introduced, we will negotiate with each underwriter the fees and services prior to the public offering. If any non-traditional fees are negotiated, the payments may: not extend to

Mr. John Cash
October 3, 2007

each underwriter that participates in the offering, vary among the underwriters receiving such a fee, and differ in form. Structuring fees are upfront non-traditional fees paid by us in excess of sales loads or underwriter’s commissions. When structuring fees are paid, we recognize a marketing and sales promotion expense at the time of the offering.
When evaluating whether or not to terminate the future payments made under distribution agreements, we compared the net present value of the future cash flows for on-going payments to the negotiated one-time payments.
We expect that the termination of the agreements during the second quarter of 2007 will result in the reduction of future marketing and sales promotion expenses of approximately $650,000 per quarter, or $2.6 million annually, beginning in the period ended September 30, 2007. We expect the annual impact on net income will be approximately 1.5 cents per diluted share.
The company acknowledges that:
•	The company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further comments or questions, you may contact me at 630-577-9623.
Sincerely,
/s/ Patrick H. Dudasik
Patrick H. Dudasik
Executive Vice President, Chief Operating Officer,
Chief Financial Officer and Treasurer